                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                    Neuberger Berman Realty Income Fund, Inc.
                    -----------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    64126G109
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2006
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 34 Pages)

--------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 2 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,333,920
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,333,920
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,333,920
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 3 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ARTHUR D. LIPSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,333,920
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,333,920
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,333,920
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 4 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT HEDGED PARTNERS L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  654,938
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              654,938
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    654,938
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 5 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  677,982
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              677,982
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    677,982
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 6 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  557,501
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              557,501
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    557,501
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 7 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  362,600
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              362,600
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    362,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 8 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  557,501
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              557,501
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    557,501
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 9 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARADIGM PARTNERS, N.W., INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    WASHINGTON
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  362,600
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              362,600
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    362,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 10 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ROBERT FERGUSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  920,101
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                             920,101
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    920,101
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 11 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SCOTT FRANZBLAU
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  557,501
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                             557,501
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    557,501
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 12 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MICHAEL DUNMIRE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  362,600
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                             362,600
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    362,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 13 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ROBERT A. WOOD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                             - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 14 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    D. JAMES DARAS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                             - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 15 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MATTHEW CROUSE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                             - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 16 of 34 Pages
----------------------                                    ----------------------

          The following  constitutes  Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

          Item 2 is hereby amended and restated as follows:

          (a) This  statement  is filed by  Western  Investment  LLC, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western Investment Hedged
Partners  LP,  a  Delaware  limited  partnership  ("WIHP"),  Western  Investment
Activism Partners LLC, a Delaware limited liability company ("WIAP"),  Benchmark
Plus  Institutional  Partners,  L.L.C.,  a Delaware  limited  liability  company
("BPIP"),  Benchmark Plus Partners,  L.L.C, a Delaware limited liability company
("BPP"), Benchmark Plus Management, L.L.C., a Delaware limited liability company
("BPM"), Paradigm Partners, N.W., Inc., a Washington corporation ("PPNW"), Scott
Franzblau,  Robert Ferguson, Michael Dunmire, Robert A. Wood, D. James Daras and
Matthew Crouse. Each of the foregoing is referred to as a "Reporting Person" and collectively  as the "Reporting  Persons." WILLC provides  recommendations  from time to time to BPIP and BPP with  respect to  purchases  and sales of Shares of the Issuer,  pursuant to an oral  agreement  between  WILLC and BPIP and between
WILLC and BPP.  Accordingly,  the  Reporting  Persons  may be deemed a group for
Section 13(d)  purposes.  Each of WILLC,  Mr.  Lipson,  WIHP and WIAP  disclaims beneficial  ownership of the Shares  beneficially owned by BPIP, BPP, BPM, PPNW,
Mr.  Franzblau,  Mr.  Ferguson and Mr.  Dunmire and the existence of a group for
Section 13(d) purposes. Each of BPIP, BPM and Mr. Franzblau disclaims beneficial ownership of the Shares  beneficially  owned by the other Reporting  Persons and the existence of a group for Section 13(d) purposes.  Each of BPP, PPNW, and Mr.
Dunmire disclaims  beneficial  ownership of the Shares beneficially owned by the other Reporting Persons and the existence of a group for Section 13(d) purposes.
Mr. Ferguson disclaims  beneficial ownership of the Shares beneficially owned by the other Reporting Persons,  with the exception of BPIP, BPM, BPP and PPNW, and disclaims  the  existence  of a group for Section  13(d)  purposes.  Each of the
Reporting  Persons is party to that certain  Joint  Filing  Agreement as further described in Item 6.  Accordingly,  the  Reporting  Persons are hereby  filing a joint Schedule 13D.

          WILLC has sole  voting and  investment  power  over  WIHP's and WIAP's security  holdings and Mr. Lipson,  in his role as the managing member of WILLC, controls WILLC's voting and investment decisions.  BPM is the managing member of
BPIP and Messrs.  Franzblau and Ferguson,  in their role as managing  members of
BPM, have sole voting and investment control over BPIP's security holdings. PPNW is the managing member of BPP and Messrs. Ferguson and Dunmire, in their role as the sole officers and directors of BPP, have sole voting and investment  control over BPP's  security  holdings.  Neither WILLC,  Mr.  Lipson,  WIHP nor WIAP has voting or dispositive  control over the Shares  beneficially owned by BPIP, BPP,
BPM, PPNW, Mr. Franzblau, Mr. Ferguson or Mr. Dunmire.

          Neither  BPIP,  BPM,  nor Mr.  Franzblau,  has  voting or  dispositive control  over the  Shares  beneficially  owned by the other  Reporting  Persons.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 17 of 34 Pages
----------------------                                    ----------------------

Neither BPP, PPNW,  nor Mr.  Dunmire has voting or dispositive  control over the
Shares beneficially owned by the other Reporting Persons.  Mr. Ferguson does not have voting or dispositive  control over the Shares beneficially owned by WILLC,
WIHP, WIAP or Mr. Lipson.

          (b) The principal  business address of WILLC,  Mr. Lipson,  WIHP, WIAP and Mr. Crouse is 2855 East  Cottonwood  Parkway,  Suite 110, Salt Lake City, UT
84121.

          The principal business address of BPIP, BPM, BPP, PPNW, Mr. Franzblau,
Mr.Ferguson, and Mr. Dunmire is 820 A Street, Suite 700, Tacoma, WA 98402.

          The principal  business address of Mr. Wood is c/o Fogelman College of
Business & Economics, The University of Memphis, Memphis, TN 38152.

          The  principal  business  address of Mr.  Daras is c/o  Inter-Atlantic
Group, 400 Madison Avenue, 16th Floor, New York, NY 10017

          (c) The principal  business of WILLC is acting as the general  partner and managing member of WIHP and WIAP, respectively.  The principal occupation of
Arthur D. Lipson is acting as managing member of WILLC.  The principal  business of WIHP and WIAP is acquiring,  holding and disposing of  investments in various companies.  The  principal  occupation  of Mr.  Crouse is serving as a portfolio manager at WILLC.

          The principal business of BPIP is acquiring,  holding and disposing of investments in various companies. The principal business of BPM is acting as the managing member of BPIP.

          The principal  business of BPP is acquiring,  holding and disposing of investments in various companies. The principal business of PPNW is acting as the managing member of BPP.

          The principal  occupation  of Scott  Franzblau is acting as a managing member  of BPM.  The  principal  occupation  of Robert  Ferguson  is acting as a managing member of BPM and as the President and director of PPNW.

          The principal  occupation of Michael  Dunmire is acting as Chairman of the Board of PPNW.

          The  principal  occupation  of Mr.  Wood is  serving as  Professor  of
Finance at the University of Memphis.

          The  principal  occupation  of Mr.  Damas is  serving  as  partner  of
Inter-Atlantic Group, a money management company.

          (d) No  Reporting  Person  has,  during  the  last  five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

          (e) No Reporting Person has, during the last five years, been party to
a  civil  proceeding  of  a  judicial  or   administrative   body  of  competent

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 18 of 34 Pages
----------------------                                    ----------------------

jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Messrs.  Lipson,  Franzblau,  Ferguson,  Dunmire,  Wood, Damas and
Crouse are citizens of the United States of America.

          Item 3 is hereby amended and restated as follows:

          The  aggregate  purchase  price of the 1,333,920  Shares  beneficially owned by WILLC is approximately  $26,754,349,  including brokerage  commissions.
The  Shares  beneficially  owned by WILLC  consist  of 1,000  Shares  that  were acquired with WILLC's  working  capital,  654,938 Shares that were acquired with
WIHP's working capital and 677,982 Shares that were acquired with WIAP's working capital.  The aggregate purchase price of the 557,501 Shares  beneficially owned by BPM is approximately $12,354,842, including brokerage commissions. The Shares beneficially  owned by BPM were acquired with the working  capital of BPIP.  The aggregate  purchase  price of the 362,600 Shares  beneficially  owned by PPNW is
approximately   $8,110,672,   including   brokerage   commissions.   The  Shares
beneficially owned by PPNW were acquired with the working capital of BPP.

          Item 4 is hereby amended to add the following:

          On  November  30,  2006,  WILLC  delivered  a  letter  to  the  Issuer nominating  Arthur D. Lipson,  Robert A. Wood, D. James Daras and Matthew Crouse
(collectively,  the "Nominees"), as set forth therein, for election as directors of the Issuer at the Issuer's 2007 annual meeting of shareholders,  or any other
meeting  of   shareholders   held  in  lieu  thereof,   and  any   adjournments,
postponements,  reschedulings or continuations thereof (the "Annual Meeting"). A copy of this letter is attached hereto as Exhibit 2 and is  incorporated  herein by reference.

          Item 5(a) is hereby amended and restated as follows:

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon 27,372,139  Shares  outstanding as of April 30, 2006, as reported in the Issuer's Form N-CSRS filed with the  Securities  and Exchange
Commission on July 10, 2006.

          As of the close of business on December 4, 2006, WIHP, WIAP, BPIP, and
BPP  beneficially  owned  654,938,   677,982,   557,501,   and  362,600  Shares,
respectively,   representing   approximately   2.4%,   2.5%,   2.0%,  and  1.3%,
respectively,  of the Shares  outstanding.  WILLC  beneficially  owned 1,333,920
Shares,  constituting  approximately 4.9% of the Shares outstanding.  Mr. Lipson beneficially  owned 1,333,920  Shares,  constituting  approximately  4.9% of the
Shares outstanding.

          As  the  general  partner  and  managing  member  of  WIHP  and  WIAP, respectively,  WILLC may be  deemed to  beneficially  own the  1,332,920  Shares beneficially  owned in the  aggregate  by WIHP and WIAP,  in  addition  to 1,000

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 19 of 34 Pages
----------------------                                    ----------------------

Shares owned directly by WILLC. As the managing member of WILLC,  Mr. Lipson may be deemed to beneficially own the 1,333,920 Shares  beneficially owned by WILLC.
As the  managing  member  of BPIP,  BPM may be deemed  to  beneficially  own the
557,501  Shares  beneficially  owned by BPIP.  As the  managing  members of BPM,
Messrs.  Franzblau  and Ferguson may be deemed to  beneficially  own the 557,501
Shares  beneficially  owned by BPM. As the managing  member of BPP,  PPNW may be deemed to beneficially own the 362,600 Shares  beneficially owned by BPP. As the
President and Chairman of the Board, respectively, of PPNW, Messrs. Ferguson and
Dunmire may be deemed to beneficially own the 362,600 Shares  beneficially owned by PPNW.

          Currently,  Mr. Wood, Mr. Daras and Mr. Crouse do not beneficially own any securities of the Issuer.

          Item 5(c) is hereby amended to add the following:

          (c) Schedule A attached hereto reports all  transactions in the Shares by the  Reporting  Persons  effected  since  the last  transaction  reported  in
Amendment 2 to the Schedule  13D.  Except  where  otherwise  noted,  all of such transactions were effected in the open market.

          Item 6 is hereby amended to add the following:

          On November  30,  2006,  Western  Investment  LLC,  Arthur D.  Lipson,
Western Investment Hedged Partners,  L.P., Western Investment  Activism Partners
LLC, Benchmark Plus Institutional Partners,  L.L.C.,  Benchmark Plus Management,
L.L.C.,  Benchmark Plus Partners,  L.L.C., Paradigm Partners, N.W., Inc., Robert
Ferguson,  Scott Franzblau,  Michael Dunmire, Robert A. Wood, D. James Daras and
Matthew  Crouse  (collectively,  the  "Group")  entered  into a Joint Filing and
Solicitation  Agreement  (the "Joint Filing  Agreement")  in which,  among other things,  (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the parties  agreed to vote in favor of the election of Arthur D. Lipson,  Robert A.
Wood, D. James Daras and Matthew Crouse (the  "Nominees") and to solicit proxies or written  consents for the election of the  Nominees,  or any other  person(s)
nominated by Arthur D. Lipson as  Directors of the Issuer at the Annual  Meeting
(the "Solicitation"), and (c) Western Investment LLC agreed to bear all expenses incurred in connection with the Group's activities,  including approved expenses incurred by any of the parties in connection with the  Solicitation,  subject to certain limitations.  The Joint Filing Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

          Item 7 is hereby amended to add the following Exhibits:

          Exhibit 2      Director  Nomination  Letter  from  WILLC to  Neuberger
                         Berman Realty Income Fund, dated November 30, 2006.

          Exhibit 3      Joint  Filing and  Solicitation  Agreement by and among
                         Western   Investment  LLC,  Western  Investment  Hedged
                         Partners,  L.P., Western  Investment  Activism Partners
                         LLC,  Arthur D. Lipson,  Benchmark  Plus  Institutional
                         Partners,  L.L.C.,  Benchmark Plus Management,  L.L.C.,
                         Benchmark Plus  Partners,  L.L.C.,  Paradigm  Partners,

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 20 of 34 Pages
----------------------                                    ----------------------

                         N.W., Inc., Robert Ferguson,  Scott Franzblau,  Michael
                         Dunmire,  Robert A. Wood,  D. James  Daras and  Matthew
                         Crouse, dated November 30, 2006.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 21 of 34 Pages
----------------------                                    ----------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: December 4, 2006            WESTERN INVESTMENT LLC

                                   By: /s/ Arthur D. Lipson
                                       -----------------------------------------
                                   Name: Arthur D. Lipson
                                   Title: Sole Member

                                   WESTERN INVESTMENT HEDGED PARTNERS L.P.

                                   By: Western Investment LLC,
                                   Its General Partner

                                   By: /s/ Arthur D. Lipson
                                       -----------------------------------------
                                   Name: Arthur D. Lipson
                                   Title: Managing Member

                                   WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                                   By: Western Investment LLC,
                                   Its Managing Member

                                   By: /s/ Arthur D. Lipson
                                       -----------------------------------------
                                   Name: Arthur D. Lipson
                                   Title: Managing Member

                                   BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                                   By: Benchmark Plus Management, L.L.C.,
                                   Its Managing Member

                                   By: /s/ Scott Franzblau
                                       -----------------------------------------
                                   Name: Scott Franzblau
                                   Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 22 of 34 Pages
----------------------                                    ----------------------

                                   By: /s/ Robert Ferguson
                                       -----------------------------------------
                                   Name: Robert Ferguson
                                   Title: Managing Member

                                   BENCHMARK PLUS MANAGEMENT, L.L.C.

                                   By: /s/ Scott Franzblau
                                       -----------------------------------------
                                   Name: Scott Franzblau
                                   Title: Managing Member

                                   By: /s/ Robert Ferguson
                                       -----------------------------------------
                                   Name: Robert Ferguson
                                   Title: Managing Member

                                   BENCHMARK PLUS PARTNERS, L.L.C.

                                   By: Paradigm Partners, N.W., Inc.
                                   Its Managing Member

                                   By: /s/ Robert Ferguson
                                       -----------------------------------------
                                   Name: Robert Ferguson
                                   Title: President

                                   By: /s/ Michael Dunmire
                                       -----------------------------------------
                                   Name: Michael Dunmire
                                   Title: Chairman of the Board

                                   PARADIGM PARTNERS, N.W., INC.

                                   By: /s/ Robert Ferguson
                                       -----------------------------------------
                                   Name: Robert Ferguson
                                   Title: President

                                   By: /s/ Michael Dunmire
                                       -----------------------------------------
                                   Name: Michael Dunmire
                                   Title: Chairman of the Board

                                   /s/ ROBERT FERGUSON
                                   ---------------------------------------------
                                   ROBERT FERGUSON

                                   /s/ SCOTT FRANZBLAU
                                   ---------------------------------------------
                                   SCOTT FRANZBLAU

                                   /s/ MICHAEL DUNMIRE
                                   ---------------------------------------------
                                   MICHAEL DUNMIRE

                                   /s/ ROBERT A. WOOD
                                   ---------------------------------------------
                                   ROBERT A. WOOD

                                   /s/ D. JAMES DARAS
                                   ---------------------------------------------
                                   D. JAMES DARAS

                                   /s/ MATTHEW CROUSE
                                   ---------------------------------------------
                                   MATTHEW CROUSE

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 23 of 34 Pages
----------------------                                    ----------------------

                                   /s/ ARTHUR D. LIPSON
                                   ---------------------------------------------
                                   ARTHUR D. LIPSON

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 24 of 34 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

     Exhibit                                                            Page
     -------                                                            ----

1.   Director  Nomination  Letter from WILLC to Neuberger  Berman        26
     Realty Income Fund, dated November 30, 2006.

2.   Joint Filing and Solicitation Agreement by and among Western        31
     Investment LLC, Arthur D. Lipson,  Western Investment Hedged
     Partners,  L.P., Western  Investment  Activism Partners LLC,
     Benchmark Plus  Institutional  Partners,  L.L.C.,  Benchmark
     Plus Management,  L.L.C.,  Benchmark Plus Partners,  L.L.C.,
     Paradigm  Partners,   N.W.,  Inc.,  Robert  Ferguson,  Scott
     Franzblau,  Michael Dunmire,  Robert A. Wood, D. James Daras
     and Matthew Crouse, dated November 30, 2006.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 25 of 34 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

           TRANSACTIONS IN THE COMMON STOCK OF NEUBERGER BERMAN REALTY
         INCOME FUND SINCE THE LAST TRANSACTION REPORTED IN AMENDMENT 2
                               TO THE SCHEDULE 13D

TRANSACTION                QUANTITY             DATE               PRICE ($)
-----------                --------             ----               ---------

                                      WIHP
Buy                         3,200             11/28/06             23.5600
Buy                         3,800             11/29/06             23.9687
Buy                         4,600             11/29/06             24.0372
Buy                         1,700             11/30/06             24.0700
Buy                         8,100             11/30/06             24.1205
Buy                         7,000             12/01/06             24.2625
Buy                         1,200             12/04/06             24.5408
                                      BPIP
Buy                         11,000            11/27/06             23.7893

WIAP                         None

WILLC                        None

BPP                          None

BPM                          None

PPNW                         None

Mr. Lipson                   None

Mr. Franzblau                None

Mr. Dunmire                  None

Mr. Ferguson                 None

Mr. Wood                     None

Mr. Daras                    None

Mr. Crouse                   None

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 26 of 34 Pages
----------------------                                    ----------------------

                                                                       Exhibit 2
                             WESTERN INVESTMENT LLC
                     2855 EAST COTTONWOOD PARKWAY, SUITE 110
                           SALT LAKE CITY, UTAH 84121

                                                               November 30, 2006

BY HAND

Neuberger Berman Realty Income Fund, Inc.
605 Third Avenue, 2nd Floor
New York, New York 10158
Attn:  Corporate Secretary

     Re:  NOTICE OF INTENTION TO NOMINATE  INDIVIDUALS FOR ELECTION AS DIRECTORS
          AT ANNUAL MEETING OF  STOCKHOLDERS  OF NEUBERGER  BERMAN REALTY INCOME
          FUND, INC.

Dear Sir:

         This letter shall serve to satisfy the advance notice  requirements  of
Article II,  Section 9 of the Bylaws (the  "Bylaws") of Neuberger  Berman Realty
Income  Fund,  Inc.  ("NRI")  as to the  nomination  by Western  Investment  LLC
("WILLC" or the "Nominating  Stockholder")  of four (4) nominees for election to the Board of Directors  of NRI (the "NRI  Board") at the 2007 annual  meeting of stockholders of NRI, or any other meeting of stockholders  held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the
"Annual Meeting").

         This letter and all Exhibits attached hereto are collectively  referred to as the "Notice." WILLC is the beneficial  owner of 1,325,720 shares of common stock,  $.0001 par value per share (the "Common Stock"), of NRI, 1,000 shares of which are held of record by WILLC.  Through this Notice,  WILLC hereby nominates and notifies you of its intent to nominate Arthur D. Lipson,  Robert A. Wood, D.
James Daras  (together,  the  "Common/Preferred  Shares  Nominees")  and Matthew
Crouse  (the  "Preferred   Shares  Nominee")  as  nominees   (collectively   the
"Nominees") to be elected to the NRI Board at the Annual Meeting. The Nominating
Stockholder  believes that, of the four Class II Directors whose terms expire at the annual meeting,  three (3) are eligible for election by holders of shares of
Common Stock and preferred stock ("Preferred  Stock") of NRI, voting together as a class. The  Common/Preferred  Shares Nominees are being nominated for election as the three (3) Class II  Directors  that are eligible to be elected by holders of shares of Common Stock and Preferred  Stock,  voting together as a class. The
Preferred Shares Nominee is being nominated for election as the one (1) Class II
Director  eligible to be elected by the holders of shares of Preferred Stock. If in fact there are more than four (4)  directors  eligible  for  election  or the above beliefs are not accurate, the Nominating Stockholder reserves the right to nominate such number of additional directors eligible for election at the Annual
Meeting or to redesignate the Nominees named herein between the Preferred Shares
Nominee and the  Common/Preferred  Shares Nominees.  Any additional  nominations made pursuant to the preceding sentence are without prejudice to the position of
WILLC  that any  attempt  by NRI to  increase  the  size of the NRI  board or to

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 27 of 34 Pages
----------------------                                    ----------------------

reconstitute  or reconfigure  the classes on which the current  directors  serve
would  constitute  an  unlawful   manipulation  of  NRI's  corporate  machinery.
Additionally,  if this Notice  shall be deemed for any reason to be  ineffective with respect to the nomination of any of the Nominees at the Annual Meeting,  or if any individual  Nominee shall be unable to serve for any reason,  this Notice shall continue to be effective  with respect to the remaining  Nominee(s) and as to any replacement Nominee(s) selected by WILLC.

         The information concerning the Nominees required by Article II, Section
9 of the Bylaws is set forth below:

(i) NAME AND ADDRESS OF THE NOMINATING STOCKHOLDER:

           NAME                                           ADDRESS

    Western Investment LLC                 2855 E. Cottonwood Parkway, Suite 110
                                           Salt Lake City, UT 84121

(ii) NAME AND ADDRESS OF THE NOMINEES:

           NAME                                           ADDRESS

Arthur D. Lipson               c/o Western Investment LLC
                               2855 E. Cottonwood Parkway, Suite 110
                               Salt Lake City, UT 84121

Robert A. Wood                 c/o Fogelman College of Business & Economics
                               The University of Memphis
                               Memphis, TN 38152

D. James Daras                 c/o Inter-Atlantic Group
                               400 Madison Avenue, 16th Floor
                               New York, NY 10017

Matthew Crouse                 c/o Western Investment LLC
                               2855 E. Cottonwood Parkway, Suite 110
                               Salt Lake City, UT 84121

(iii)    REPRESENTATION THAT THE NOMINATING STOCKHOLDER IS A HOLDER OF RECORD OR
         BENEFICIAL  OWNER  OF  COMMON  STOCK  OF NRI  ENTITLED  TO VOTE AT SUCH
         MEETING  (TOGETHER  WITH PROOF PURSUANT TO RULE 14A-8 OF THE SECURITIES
         EXCHANGE ACT OF 1934):

         As of  the  date  hereof,  WILLC  hereby  represents  that  it  is  the beneficial  owner of  1,325,720  shares of Common  Stock of NRI and  intends  to continue to hold no less than the required  number of shares through the date of the Annual Meeting.  WILLC further represents that 1,000 of such shares are held

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 28 of 34 Pages
----------------------                                    ----------------------

of  record  by WILLC  with the  remaining  such  shares  held in  WILLC's  prime brokerage  accounts.  WILLC  believes  that Cede & Co.,  as the  nominee  of The
Depository  Trust  Company,  is the holder of record of the shares  beneficially owned by WILLC. As of the date hereof, WILLC has continuously  beneficially held at least  $2,000 in market  value of  shares of Common  Stock,  for at least one year, as evidenced by copies of Western Investment Hedged Partners LP's ("WIHP")
most recent Prime Broker Statements, attached hereto as EXHIBIT A, and copies of the Schedule 13D filed on September  20, 2006,  and all  subsequent  amendments, attached hereto as EXHIBIT B.

(iv)     CLASS,  SERIES  AND  NUMBER  OF SHARES OF STOCK OF NRI THAT ARE HELD OF
         RECORD,  BENEFICIALLY  OWNED AND REPRESENTED BY PROXY BY THE NOMINATING
         STOCKHOLDER AS OF THE DATE OF THIS NOTICE:

       NAME                CLASS/SERIES                TYPE OF OWNERSHIP

Western Investment      Common Stock,         As   the   general   partner   and
LLC                     $.0001 par value      managing   member   of  WIHP   and
                                              Western    Investment     Activism
                                              Partners LLC  ("WIAP"),  WILLC may
                                              be deemed to beneficially  own the
                                              1,324,720  shares of Common  Stock
                                              beneficially    owned    in    the
                                              aggregate  by WIHP  and  WIAP,  as
                                              well as the 1,000  shares  held of
                                              record by WILLC.

Western Investment      Common Stock,         WILLC is the  holder  of record of
LLC                     $.0001 par value      1,000  shares of  Common  Stock of
                                              NRI.

         Other  than  as set  forth  above  WILLC  does  not  own of  record  or beneficially,  or represent by proxy, any shares of Common Stock. WILLC does not believe the record date for the Annual Meeting is publicly available.

(v)      REPRESENTATION  THAT THE  NOMINATING  STOCKHOLDER  INTENDS TO APPEAR IN
         PERSON OR BY PROXY AT THE MEETING TO NOMINATE ITS NOMINEES:

         A  representative  of WILLC  intends to appear in person or by proxy at the Annual Meeting to nominate its Nominees for election.

(vi) OTHER INFORMATION RELATING TO THE NOMINEES:

         ARTHUR D.  LIPSON has been  managing  private  investment  partnerships since 1995. He has been the sole managing member of WILLC, a Delaware limited liability  company that has acted as the general partner,  managing member or investment manager, as the case may be, of private investment partnerships in the Western Investment funds since 1997.  Western  Investment  specializes in investing in undervalued  companies.  Mr. Lipson has  additional  substantial experience in sales & trading and research,  including previously heading all fixed income research for Lehman  Brothers and for Paine Webber,  was a known leader in the industry,  and created, among other things, the Lehman Brothers bond  indices.  Mr.  Lipson  received  a Masters  of  Science  from  Columbia
   University  and a  Bachelor  of  Science  from the  California  Institute  of
   Technology.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 29 of 34 Pages
----------------------                                    ----------------------

         ROBERT A. WOOD has been a  Distinguished  Professor  of  Finance at the
   University of Memphis,  since July 1990.  Professor Wood previously taught at
   Penn State University and New York University.  His education  includes a PhD in  Finance  from the  University  of  Pittsburgh,  a Masters  in  Operations
   Research  from  Stanford  University,  and a Bachelors in Economics  from the
   University of Washington.  He was a member of the Presidential  Task Force on
   Market  Mechanisms  (The Brady  Commission)  that studied the market crash in
   1987, and a founding member of the NASD Economic  Advisory  Board.  Professor
   Wood is the founder and Executive  Director of the Institute for the Study of
   Security Markets, a nonprofit Educational Foundation that promotes securities markets research by providing transactions data to academic institutions.

         D. JAMES  DARAS has been a Partner  of  Inter-Atlantic  Group,  a money manager  specializing in the financial services sector,  since December 2004.
   From February 2002 to December 2004, he served as Chief Executive  Officer of
   The JW Group,  a  consulting  firm that  provides  services  to hedge  funds, private  equity  funds and  private  investors  focused  on fixed  income and financial  services related to equity and preferred stock securities.  During this period,  he also served as an Advisor to the Franklin  Madison  Group, a
   consulting   group   specializing   in  financial   institution   performance
   enhancement  offering services in the area of financial  management,  capital markets activities,  risk management,  information technology and operations.
   From 1990 to 2002, he served as Executive Vice President, Treasurer and Asset
   Liability Management Executive for DIME Bancorp, where he was Chairman of the
   Asset-Liability  Management Committee and responsible for all capital markets activities,  interest  rate  risk  management  and  balance  sheet  financial strategy

         MATTHEW  S.  CROUSE has served as a  portfolio  manager at WILLC  since
   February 2003. From January 2002 to January 2003, he served as the Manager of
   Market Risk Control for Duke  Energy,  a utility  company with an  affiliated real  estate  operation.  From  June  2000 to  December  2001,  he  served as
   Manager/Director  of  Research  for The New Power  Company,  a retail  energy supplier.  Mr. Crouse  received a Ph.D. in Electrical  Engineering  from Rice
   University  and a Masters of Business  Administration  from the University of
   Houston.

         The information contained in the Schedule 13D, as amended,  filed or to be filed by WILLC with  respect to NRI is deemed  incorporated  by  reference herein and accordingly all information  contained in this notice is deemed to be supplemented by the information in the Schedule 13D, as amended.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 30 of 34 Pages
----------------------                                    ----------------------

         Please address any correspondence to Arthur D. Lipson,  telephone (801)
   942-6150,  facsimile (801) 942-1625 (with a copy to WILLC's  counsel,  Olshan
   Grundman  Frome  Rosenzweig & Wolosky LLP,  Park Avenue  Tower,  65 East 55th
   Street, New York, New York 10022, Attention:  Steven Wolosky, Esq., telephone
   (212) 451-2333,  facsimile (212) 451-2222).  The giving of this Notice is not an admission  that any  procedures  for notice  concerning  the nomination of directors to the NRI Board are legal,  valid or binding,  and WILLC  reserves the right to challenge their validity.

                                       Very truly yours,

                                       WESTERN INVESTMENT LLC

                                       By  /s/ Arthur D. Lipson
                                         ---------------------------------------
                                       Name: Arthur D. Lipson
                                       Title: Sole Member

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 31 of 34 Pages
----------------------                                    ----------------------

                     JOINT FILING AND SOLICITATION AGREEMENT

         WHEREAS,  certain  of  the  undersigned  are  stockholders,  direct  or beneficial, of Neuberger Berman Realty Income Fund, Inc., a Maryland corporation
("NRI");

         WHEREAS,  Western  Investment LLC ("WILLC"),  Western Investment Hedged
Partners, LP, Western Investment Activism Partners LLC, Arthur D. Lipson, Robert
A. Wood,  D.  James  Daras,  Matthew S.  Crouse,  Benchmark  Plus  Institutional
Partners,  L.L.C.,  Benchmark Plus Management,  L.L.C., Benchmark Plus Partners,
L.L.C.,  Paradigm  Partners,  N.W., Inc.,  Scott Franzblau,  Robert Ferguson and
Michael  Dunmire wish to form a group for the purpose of seeking  representation on the Board of Directors of NRI;

         WHEREAS, WILLC intends to nominate Arthur D. Lipson, Robert A. Wood, D.
James  Daras and  Matthew S.  Crouse,  as nominees to be elected to the Board of
Directors of NRI at the 2007 annual meeting of stockholders of NRI, or any other
meeting  of   stockholders   held  in  lieu  thereof,   and  any   adjournments,
postponements, reschedulings or continuations thereof (the "Annual Meeting").

         NOW,  IT IS  AGREED,  this  30th day of  November  2006 by the  parties hereto:

         1. In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange Act of 1934, as amended,  each of the  undersigned  (collectively,  the
"Group")  agrees to the joint filing on behalf of each of them of  statements on
Schedule 13D with respect to the securities of NRI to the extent  required under applicable  securities  laws.  Each member of the Group shall be responsible for the accuracy and completeness of his/her/its own disclosure therein.

         2. So long as this  agreement  is in  effect,  each of the  undersigned shall provide written notice to Olshan  Grundman Frome  Rosenzweig & Wolosky LLP
("Olshan")  of (i) any of their  purchases or sales of securities of NRI or (ii)
any  securities  of NRI  over  which  they  acquire  or  dispose  of  beneficial ownership.  Notice  shall  be  given no later  than 24  hours  after  each  such transaction.

         3.  Each of the  undersigned  agrees  to  solicit  proxies  or  written consents for the election of Arthur D.  Lipson,  Robert A. Wood,  D. James Daras
and Matthew S. Crouse,  or any other person(s)  nominated by WILLC, to the Board of Directors of NRI at the Annual Meeting (the "Nominees").

         4. WILLC agrees to bear all expenses  incurred in  connection  with the
Group's  activities,  including  expenses  incurred  by any of the  parties in a solicitation  of  proxies  or written  consents  by the  members of the Group in connection with the Annual Meeting.  Notwithstanding the foregoing,  WILLC shall not be required to reimburse any party for (i)  out-of-pocket  expenses incurred by a party in the  aggregate in excess of $250  without  WILLC's  prior  written approval;  (ii) the value of the time of any party;  (iii)  legal fees  incurred without WILLC's prior written approval; or (iv) the costs of any counsel,  other than Olshan,  employed in connection  with any pending or threatened  litigation without WILLC's prior written approval.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 32 of 34 Pages
----------------------                                    ----------------------

         5. The  relationship of the parties hereto shall be limited to carrying on the  business of the Group in  accordance  with the terms of this  Agreement.
Such  relationship  shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described  herein.  Nothing herein shall be construed to authorize  any party to act as an agent for any other party,  or to create a joint venture or partnership,  or to constitute an  indemnification.
Nothing herein shall  restrict any party's right to purchase or sell  securities of NRI, as he/she/it deems appropriate, in his/her/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

         6. This Agreement may be executed in counterparts,  each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

         7. In the event of any dispute  arising out of the  provisions  of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

         8. Any party hereto may terminate  his/her/its  obligations  under this agreement at any time on 24 hours' written  notice to all other parties,  with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222.

         9. Each party  acknowledges  that Olshan  shall act as counsel for both the Group and WILLC.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 33 of 34 Pages
----------------------                                    ----------------------

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                   WESTERN INVESTMENT LLC

                                   By: /s/ Arthur D. Lipson
                                       -----------------------------------------
                                   Name: Arthur D. Lipson
                                   Title: Sole Member

                                   WESTERN INVESTMENT HEDGED PARTNERS L.P.

                                   By: Western Investment LLC,
                                   Its General Partner

                                   By: /s/ Arthur D. Lipson
                                       -----------------------------------------
                                   Name: Arthur D. Lipson
                                   Title: Managing Member

                                   WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                                   By: Western Investment LLC,
                                   Its Managing Member

                                   By: /s/ Arthur D. Lipson
                                       -----------------------------------------
                                   Name: Arthur D. Lipson
                                   Title: Managing Member

                                   BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                                   By: Benchmark Plus Management, L.L.C.,
                                   Its Managing Member

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 34 of 34 Pages
----------------------                                    ----------------------

                                   By: /s/ Scott Franzblau
                                       -----------------------------------------
                                   Name: Scott Franzblau
                                   Title: Managing Member

                                   By: /s/ Robert Ferguson
                                       -----------------------------------------
                                   Name: Robert Ferguson
                                   Title: Managing Member

                                   BENCHMARK PLUS MANAGEMENT, L.L.C.

                                   By: /s/ Scott Franzblau
                                       -----------------------------------------
                                   Name: Scott Franzblau
                                   Title: Managing Member

                                   By: /s/ Robert Ferguson
                                       -----------------------------------------
                                   Name: Robert Ferguson
                                   Title: Managing Member

                                   BENCHMARK PLUS PARTNERS, L.L.C.

                                   By: Paradigm Partners, N.W., Inc.
                                   Its Managing Member

                                   By: /s/ Robert Ferguson
                                       -----------------------------------------
                                   Name: Robert Ferguson
                                   Title: President

                                   By: /s/ Michael Dunmire
                                       -----------------------------------------
                                   Name: Michael Dunmire
                                   Title: Chairman of the Board

                                   PARADIGM PARTNERS, N.W., INC.

                                   By: /s/ Robert Ferguson
                                       -----------------------------------------
                                   Name: Robert Ferguson
                                   Title: President

                                   By: /s/ Michael Dunmire
                                       -----------------------------------------
                                   Name: Michael Dunmire
                                   Title: Chairman of the Board

                                   /s/ ARTHUR D. LIPSON
                                   ---------------------------------------------
                                   ARTHUR D. LIPSON

                                   /s/ ROBERT A. WOOD
                                   ---------------------------------------------
                                   ROBERT A. WOOD

                                   /s/ D. JAMES DARAS
                                   ---------------------------------------------
                                   D. JAMES DARAS

                                   /s/ MATTHEW S. CROUSE
                                   ---------------------------------------------
                                   MATTHEW S. CROUSE

                                   /s/ SCOTT FRANZBLAU
                                   ---------------------------------------------
                                   SCOTT FRANZBLAU

                                   /s/ ROBERT FERGUSON
                                   ---------------------------------------------
                                   ROBERT FERGUSON

                                   /s/ MICHAEL DUNMIRE
                                   ---------------------------------------------
                                   MICHAEL DUNMIRE